================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             _______________________

                              AMENDED AND RESTATED
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*
                             _______________________

                              KEY3MEDIA GROUP, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    49326R104
                                 (CUSIP Number)

                             MS. SUZANNE M. PRESENT
                           INVEMED CATALYST FUND, L.P.
                                 375 PARK AVENUE
                                   SUITE 2205
                               NEW YORK, NY 10152
                            TEL. NO.: (212) 843-0542
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             _______________________

                                NOVEMBER 25, 2002
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


================================================================================

-----------------------------                      -----------------------------
49326R104                                                          Page  2 of 11
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Invemed Catalyst Fund, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
         NUMBER OF              7       SOLE VOTING POWER
           SHARES
 BENEFICIALLY OWNED BY EACH             28,983,700 shares of Common Stock, par
         REPORTING                      value $0.01
           PERSON               ------------------------------------------------
            WITH                8       SHARED VOTING POWER

                                        None
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        28,983,700 shares of Common Stock, par
                                        value $0.01
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        None
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  28,983,700 shares of Common Stock, par value $0.01 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  31.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------
------------------------
1        Represents (i) 5,166,667 shares of Common Stock, par value $0.01 per share, of the Issuer (the "Common Stock") held directly by Invemed Catalyst Fund, L.P. (the "Fund"), (ii) 26,666 shares of Common Stock that would be held directly by the Fund, upon exercise of the options to purchase such shares held by it, (iii) 22,028,118 shares of Common Stock that would be held directly by the Fund upon conversion of its shares of Series A 5.5% Convertible Redeemable Preferred Stock, par value $0.01 per share, of the Issuer (the "Series A Preferred Stock") on November 25, 2002, and (iv) 1,762,249 shares of Common Stock that would be held directly by the Fund upon conversion of its shares of Series B 5.5% Convertible Redeemable Preferred Stock, par value $0.01 per share, of the Issuer (the "Series B Preferred Stock") on November 25, 2002.

-----------------------------                      -----------------------------
49326R104                                                          Page  3 of 11
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Invemed Catalyst GenPar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
         NUMBER OF              7       SOLE VOTING POWER
           SHARES
 BENEFICIALLY OWNED BY EACH             28,983,700 shares of Common Stock, par
         REPORTING                      value $0.01
           PERSON               ------------------------------------------------
            WITH                8       SHARED VOTING POWER

                                        None
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        28,983,700 shares of Common Stock, par
                                        value $0.01
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        None
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  28,983,700 shares of Common Stock, par value $0.01 (2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  31.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------
------------------------
2        Represents (i) 5,166,667 shares of Common Stock held indirectly by
Invemed Catalyst GenPar, LLC ("Catalyst GenPar") as the general partner of the Fund, (ii) 26,666 shares of Common Stock that would be held indirectly by Catalyst GenPar, as the general partner of the Fund, upon exercise of the options to purchase such shares held by the Fund, (iii) 22,028,118 shares of Common Stock that would be held indirectly by Catalyst GenPar, as the general partner of the Fund, upon conversion of the Fund's shares of Series A Preferred Stock on November 25, 2002, and (iv) 1,762,249 shares of Common Stock that would be held indirectly by Catalyst GenPar, as the general partner of the Fund, upon conversion of the Fund's shares of Series B Preferred Stock on November 25, 2002.

-----------------------------                      -----------------------------
49326R104                                                          Page  4 of 11
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Gladwyne Catalyst GenPar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
         NUMBER OF              7       SOLE VOTING POWER
           SHARES
 BENEFICIALLY OWNED BY EACH             None
         REPORTING              ------------------------------------------------
           PERSON               8       SHARED VOTING POWER
            WITH
                                        28,983,700 shares of Common Stock, par
                                        value $0.01
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        28,983,700 shares of Common Stock, par
                                        value $0.01
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  28,983,700 shares of Common Stock, par value $0.01 (3)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  31.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------
------------------------
3        Represents (i) 5,166,667 shares of Common Stock held indirectly by
Gladwyne Catalyst GenPar, LLC ("Gladwyne GenPar") as one of the managing members of Catalyst GenPar, the general partner of the Fund, (ii) 26,666 shares of Common Stock that would be held indirectly by Gladwyne GenPar as one of the managing members of Catalyst GenPar, the general partner of the Fund, upon exercise of the options to purchase such shares held by the Fund, (iii) 22,028,118 shares of Common Stock that would be held indirectly by Gladwyne GenPar as one of the managing members of Catalyst GenPar, the general partner of the Fund, upon conversion of the Fund's shares of Series A Preferred Stock on November 25, 2002, and (iv) 1,762,249 shares of Common Stock that would be held indirectly by Gladwyne GenPar as one of the managing members of Catalyst GenPar, the general partner of the Fund, upon conversion of the Fund's shares of Series B Preferred Stock on November 25, 2002.

-----------------------------                      -----------------------------
49326R104                                                          Page  5 of 11
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Invemed Securities, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
--------------------------------------------------------------------------------
         NUMBER OF              7       SOLE VOTING POWER
           SHARES
 BENEFICIALLY OWNED BY EACH             None
         REPORTING              ------------------------------------------------
           PERSON               8       SHARED VOTING POWER
            WITH
                                        28,983,700 shares of Common Stock, par
                                        value $0.01
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        28,983,700 shares of Common Stock, par
                                        value $0.01
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  28,983,700 shares of Common Stock, par value $0.01 (4)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  31.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------
------------------------
4        Represents (i) 5,166,667 shares of Common Stock held indirectly by
Invemed Securities, Inc. ("Invemed") as one of the managing members of Catalyst GenPar, the general partner of the Fund, (ii) 26,666 shares of Common Stock that would be held indirectly by Invemed as one of the managing members of Catalyst GenPar, the general partner of the Fund, upon exercise of the options to purchase such shares held by the Fund, (iii) 22,028,118 shares of Common Stock that would be held indirectly by Invemed as one of the managing members of Catalyst GenPar, the general partner of the Fund, upon conversion of the Fund's shares of Series A Preferred Stock on November 25, 2002, and (iv) 1,762,249 shares of Common Stock that would be held indirectly by Invemed as one of the managing members of Catalyst GenPar, the general partner of the Fund, upon conversion of the Fund's shares of Series B Preferred Stock on November 25, 2002.

-----------------------------                      -----------------------------
49326R104                                                          Page  6 of 11
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Kenneth G. Langone
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
         NUMBER OF              7       SOLE VOTING POWER
           SHARES
 BENEFICIALLY OWNED BY EACH             None
         REPORTING              ------------------------------------------------
           PERSON               8       SHARED VOTING POWER
            WITH
                                        28,983,700 shares of Common Stock, par
                                        value $0.01
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        28,983,700 shares of Common Stock, par
                                        value $0.01
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  28,983,700 shares of Common Stock, par value $0.01 (5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  31.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------
------------------------
5        Represents (i) 5,166,667 shares of Common Stock held indirectly by Mr.
Kenneth G. Langone ("Langone"), as controlling stockholder of Invemed, one of the managing members of Catalyst GenPar, the general partner of the Fund, (ii) 26,666 shares of Common Stock that would be held indirectly by Langone, as the controlling stockholder of Invemed, one of the managing members of Catalyst GenPar, the general partner of the Fund, upon exercise of the options to purchase such shares held by the Fund, (iii) 22,028,118 shares of Common Stock that would be held indirectly by Langone, as the controlling stockholder of Invemed, one of the managing members of Catalyst GenPar, the general partner of the Fund, upon conversion of the Fund's shares of Series A Preferred Stock on November 25, 2002, and (iv) 1,762,249 shares of Common Stock that would be held indirectly by Langone, as the controlling stockholder of Invemed, one of the managing members of Catalyst GenPar, the general partner of the Fund, upon conversion of the Fund's shares of Series B Preferred Stock on November 25, 2002.

-----------------------------                      -----------------------------
49326R104                                                           Page 7 of 11
-----------------------------                      -----------------------------


                  Invemed Catalyst Fund, L.P., a Delaware limited partnership, Invemed Catalyst GenPar, LLC, a Delaware limited liability company, Gladwyne Catalyst GenPar, LLC, a Delaware limited liability company, Invemed Securities, Inc., a New York corporation, and Kenneth G. Langone (collectively the "Reporting Persons") hereby amend the report on Schedule 13D filed by Invemed Catalyst Fund, L.P. on August 21, 2000 as amended and restated by the Reporting Persons on December 4, 2001 (as amended and restated on December 4, 2001, the "Schedule 13D").

                  The Reporting Persons are making this joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

ITEM 1.  SECURITY AND ISSUER.

                  Unchanged.


ITEM 2.  IDENTITY AND BACKGROUND.

                  Unchanged.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is hereby amended by adding, immediately preceding the section "Series A Preferred Stock," the following:

                  "The source of the funds used by the Fund to purchase shares of Series A Preferred Stock, Series B Preferred Stock, and Common Stock are contributions from the Fund's partners."

                  Item 3 is further amended by adding, immediately following the section "Series A Preferred Stock," the following section:

"SERIES B PREFERRED STOCK

                  On November 25, 2002, the Fund purchased from William M. Sams 80,000 shares of Series B 5.5% Convertible Redeemable Preferred Stock (the "Series B Preferred Stock"). Reference is made to the Purchase Agreement, dated November 25, 2002 (the "Purchase Agreement"), entered into William M. Sams and the Fund, filed as Exhibit 1, which is incorporated herein by reference

                  The terms of the Series B Preferred Stock are identical to the terms of the Series A Preferred Stock. Reference is made to the Certificate of Designation of Series B Preferred Stock and the Certificate of Correction to such Certificate of Designation, filed as Exhibits 2 and 3 respectively, which are incorporated herein by reference."

-----------------------------                      -----------------------------
49326R104                                                          Page  8 of 11
-----------------------------                      -----------------------------


                  Item 3 is further amended by adding at the end of the section "Common Stock" the following section:

                  "Options to purchase 10,000 shares of Common Stock at an exercise price of $8.00 per share held by the Fund vested on October 21, 2002.

                  Options to purchase 3,333 shares of Common Stock at an exercise price of $11.375 per share held by the Fund vested on November 21, 2002.

                  On November 25, 2002, the Fund purchased 74,047 shares of Common Stock from William M. Sams, pursuant to the Purchase Agreement."


ITEM 4.  PURPOSE OF TRANSACTION.

                  Item 4 is deleted in its entirety and replaced by the following:

                  "The Reporting Persons acquired the shares of Series A Preferred Stock, Series B Preferred Stock and the shares of Common Stock for investment purposes. The Reporting Persons have no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

                  However, the Reporting Persons intend to review continuously their position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may (i) retain their holdings, (ii) dispose of all or portion of their holdings from time to time in privately negotiated transactions or otherwise, (iii) acquire additional securities of the Issuer from time to time in privately negotiated transactions or otherwise, or (iv) take any other action, including actions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D, subject to any applicable legal and contractual restrictions on their ability to do so."


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is deleted in its entirety and replaced by the following:

                  "(a) As of November 25, 2002, as a result of its ownership of shares of Common Stock, Series A Preferred Stock, and Series B Preferred Stock, the Fund is deemed to beneficially own 28,983,700 shares of Common Stock constituting 31.4% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 68,531,919 shares of Common Stock outstanding as of November 8, 2002, as disclosed in the quarterly report on Form 10-Q filed by the Issuer on November 14, 2002). With respect to the Series A Preferred Stock, and the Series B Preferred Stock, for any conversion date which is not the 27th of February, May, August or November of any year (each, a "Quarterly Dividend Payment Date"), the number of shares of Common Stock into which each share of Series A Preferred Stock or each share of Series B Preferred Stock is convertible fluctuates with the closing price of the Common Stock on the last trading day before the conversion date. As a result, the number of shares of Common Stock that are deemed beneficially owned by the Fund on a particular date because of its ownership of shares of Series A Preferred Stock and Series B Preferred Stock, is a function of the conversion price, the adjusted liquidation preference and the accrued dividends as of the conversion date, and, if the conversion date is not a Quarterly Dividend Payment Date, such number is also a function of the closing price of the Common Stock on the last trading day before the conversion date. For example, on November 27, 2002, the next Quarterly Dividend Payment Date, the Fund will be deemed to own, as a result of its ownership of the shares of Common Stock, Series A Preferred Stock, and Series B Preferred Stock beneficially owned by it on November 25, 2002, 10,325,765 shares of Common Stock, constituting 14.02% of the outstanding shares of Common Stock of the Issuer [calculated as described above].

-----------------------------                      -----------------------------
49326R104                                                          Page  9 of 11
-----------------------------                      -----------------------------


                  Each of the Reporting Persons listed in Item 2 of this Statement may also be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the 28,983,700 shares of Common Stock constituting 31.4% of the outstanding Shares of the Issuer. However, each of the persons listed on Item 2 of this Statement (other than the Fund) disclaims beneficial ownership of such shares of Common Stock.

                  (b) The Fund has sole power to vote and dispose the 28,983,700 shares reported herein. Catalyst GenPar, as the general partner of the Fund, has the sole power to vote and dispose of the 28,983,700 shares of Common Stock owned by the Fund. Each of Gladwyne GenPar and Invemed, as managing members of Catalyst GenPar, may be deemed to have shared voting and dispositive power over the shares of Common Stock owned by the Fund. Kenneth G. Langone, as the principal shareholder and Chief Executive Officer of Invemed, may be deemed to have shared voting and dispositive power over the shares of Common Stock owned by the Fund.

                  (c) On November 25, 2002, the Fund purchased from William M. Sams 80,000 shares of Series B Preferred Stock and 74,047 shares of Common Stock for an aggregate purchase price of $2.00, pursuant to the terms of the Purchase Agreement. Options to purchase 10,000 shares of Common Stock at an exercise price of $8.00 per share held by the Fund vested on October 21, 2002. Options to purchase 3,333 shares of Common Stock at an exercise price of $11.375 per share held by the Fund vested on November 21, 2002.

                  (d) - (e) Not applicable."


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

                  Item 6 is hereby amended by adding to the last paragraph thereto the following:

                  "On November 25, 2002, by virtue of its purchase of all the shares of Common Stock and all the shares of Series B Preferred Stock held by William M. Sams, the Fund became William M. Sams' assign under the Registration Rights Agreement, dated as of November 27, 2002, between the Issuer and William
M. Sams (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Fund benefits from certain shelf, demand and incidental registration rights that were granted by the Issuer to William M. Sams with respect to its shares of Series B Preferred Stock and its shares of Common Stock. Such registration rights are substantially similar to the registration rights granted to the Fund with respect to its shares of Series A Preferred Stock Reference is made to the Registration Rights Agreement filed as Exhibit 5 hereto, which is incorporated herein by reference."

-----------------------------                      -----------------------------
49326R104                                                          Page 10 of 11
-----------------------------                      -----------------------------


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2: Stock Purchase Agreement, dated November 25, 2002, entered into between William M. Sams and Invemed Catalyst Fund, L.P.

Exhibit 3: Certificate of Designation for Key3Media Group, Inc.'s Series B 5.5% Convertible Redeemable Preferred Stock, par value $0.01 per share (incorporated by reference to Exhibit 4.3 to Key3Media Group, Inc.'s Registration Statement on Form S-3 (Registration No.333-75866) filed with the Securities Exchange Commission on December 21, 2001).

Exhibit 4: Certificate of Correction to the Certificate of Designation for Key3Media Group, Inc.'s Series B 5.5% Convertible Redeemable Preferred Stock, par value $0.01 per share (incorporated by reference to Exhibit 4.4 to Key3Media Group, Inc.'s Registration Statement on Form S-3 (Registration No.333-75866) filed with the Securities Exchange Commission on December 21, 2001).

Exhibit 5: Registration Rights Agreement, dated as of November 27, 2001, entered into between William M. Sams and Key3Media Group, Inc. (incorporated by reference to Exhibit 4.6 to Key3Media Group, Inc.'s Registration Statement on Form S-3 (Registration No.333-75866) filed with the Securities Exchange Commission on December 21, 2001).

-----------------------------                      -----------------------------
49326R104                                                          Page 11 of 11
-----------------------------                      -----------------------------


                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of  November 25, 2002.

                                   INVEMED CATALYST FUND, L.P.

                                   By:  INVEMED CATALYST GENPAR, LLC,
                                        General Partner

                                        By:  GLADWYNE CATALYST GENPAR, LLC,
                                             Managing Member


                                             By: /s/ Suzanne Present
                                                 ------------------------------
                                                 Name:   Suzanne Present
                                                 Title:  Member


                                   INVEMED CATALYST GENPAR, LLC

                                   By:  GLADWYNE CATALYST GENPAR, LLC,
                                        Managing Member


                                        By: /s/ Suzanne Present
                                            -----------------------------------
                                            Name:   Suzanne Present
                                            Title:  Member


                                   GLADWYNE CATALYST GENPAR, LLC


                                   By:  /s/ Suzanne Present
                                        ---------------------------------------
                                        Name:   Suzanne Present
                                        Title:  Member


                                   INVEMED SECURITIES, INC.


                                   By:  /s/ John Baran
                                        ---------------------------------------
                                        Name:   John Baran
                                        Title:  Chief Financial Officer


                                   /s/ Kenneth G. Langone
                                   --------------------------------------------
                                   Kenneth G. Langone